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Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

February 8, 2021

VIA EDGAR

Re: Bumble Inc.

Amendment No. 3 to Registration Statement

on Form S-1

Filed February 8, 2021

File No. 333-252124

Mitchell Austin, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Austin:

On behalf of Bumble Inc. (“Bumble” or the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), relating to the offering of shares of its Class A common stock, marked to show changes from Amendment No. 2 to the Registration Statement filed on February 2, 2021 (“Amendment No. 2”). The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes. To assist your review, we have retyped the text of

Securities and Exchange Commission	2	February 8, 2021

the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. The responses and information described below are based upon information provided to us by Bumble. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.

We note revisions made to the cover page in response to prior comment 1. Please further revise the cover page to clearly explain: (1) the meaning of the phrase “High Vote Termination Date” in plain English; and (2) how providing disparate voting rights will promote the board’s ability to execute Bumble’s mission-first strategy.

In response to the Staff’s comment, the Company has further revised the cover page to clearly explain in plain English the duration of the Principal Stockholders’ outsized voting rights and how providing disparate voting rights will promote the board’s ability to execute Bumble’s mission-first strategy. The revisions to the cover page are as follows:

In general, holders of shares of our Class A common stock are entitled to one vote for each share of Class A common stock held of record on all matters on which stockholders are entitled to vote generally. Each holder of Class B common stock shall generally be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Common Unit (as defined herein) of Buzz Holdings L.P., a Delaware limited partnership (“Bumble Holdings”) held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Notwithstanding the foregoing, unless they elect otherwise, each of Whitney Wolfe Herd, the founder of Bumble (our “Founder”) and affiliates of The Blackstone Group Inc. (“Blackstone” or “our Sponsor”), to whom we refer collectively as our “Principal Stockholders,” will be entitled to outsized voting rights as follows. Until seven years from the closing of this offering (or, if earlier, the date the parties to the stockholders agreement we intend to enter into in connection with this offering cease to own in the aggregate 7.5% of the outstanding shares of Class A common stock, assuming the exchange of all Common Units), each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be

Securities and Exchange Commission	3	February 8, 2021

entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units (as defined herein)) of Bumble Holdings held by such Principal Stockholder. See “Description of Capital Stock.” The purpose of providing our Principal Stockholders with outsized voting rights, subject to a reasonable time-based sunset, is to promote the ability of our board of directors~~, during Bumble’s initial years as a public company,~~ to execute our mission-first strategy by reducing, during Bumble’s initial years as a public company, the board’s exposure to pressure that might be brought by activist shareholders to focus on short-term objectives rather than our long-term strategy.

Organization Structure, page 78

2.

We note your response to prior comment 3; yet, it is still not clear why it was necessary to accomplish your post-IPO capital structure by having differing voting rights for both the Class A and Class B common stock. Advise whether there was a reason why the desired relative voting power among the Pre-IPO shareholders, Pre-IPO common unitholders, Principal Stockholders and public shareholders was not established through differing voting rights for only the Class B common stock with the Class A common stock having one vote per share for all holders.

The Company respectfully advises the Staff that its desired post-IPO capital structure is to have its Principal Stockholders (i.e., its Founder and entities affiliated with Blackstone) to have voting interests in Bumble Inc. equal to 10 times the number of economic interests held by such Principal Stockholders, subject to a reasonable time-based sunset. As previously noted in our letter to the Staff dated January 28, 2021, the Reorganization Transactions, and in particular those described in “Organizational Structure—Blocker Restructuring,” result in certain affiliates of Blackstone holding shares of Class A common stock while its Founder and other affiliates of Blackstone hold Common Units and Class B shares. Bumble believes the most direct and straightforward way to achieve its desired voting structure is to simply attach the voting rights that each Principal Stockholder is intended to hold to the shares in Bumble Inc. that such Principal Stockholder will acquire in the Reorganization Transactions (whether shares of Class A common stock or Class B common stock).

3.

Revise your pre- and post-IPO organizational charts to include the Principal Stockholders. In addition, revise the pre-IPO chart to reflect the ownership interests of the Pre-IPO shareholders and common unitholders.

The Company has revised its pre- and post-IPO organizational charts on pages 12, 78 and 79 to include the Principal Stockholders. In addition, the Company has revised the pre-

Securities and Exchange Commission	4	February 8, 2021

IPO organizational chart on page 78 to reflect the ownership interests of the Pre-IPO Shareholders and the Pre-IPO Common Unitholders.

Description of Capital Stock, page 222

4.

Disclosure added in response to prior comment 1 indicates that shares of Class A and Class B common stock generally are not entitled to outsized voting rights in the hands of any transferee of a Principal Stockholder’s Class A or Class B common stock and common units. Further, you note that Blackstone may assign its rights and obligations under the stockholders agreement, including its ability to designate an assignee as a Principal Stockholder. In light of the above disclosure, including your use of the word “generally,” please revise to more clearly summarize the extent to which the identity of the Principal Stockholders may change following the IPO, and how shareholders would be informed of any such changes.

The Company has revised its disclosure on page 221 to remove the use of the word “generally” and clarify that the only circumstance in which the identity of the Principal Stockholders may change following the IPO is if Blackstone were to designate an assignee of its rights and obligations under the stockholders agreement as a “Principal Stockholder,” in which event the Company would disclose this change in its future reporting under the Exchange Act. The revisions to page 221 are as follows:

Shares of Class A common stock and Class B common stock ~~generally~~ are not entitled to outsized voting rights in the hands of any transferee of a Principal Stockholder’s Class A common stock or Class B common stock and Common Units that is not itself a Principal Stockholder. Accordingly, these outsized voting rights are ~~generally~~ not transferable to other holders and the transfer or sale of shares of Class A common stock or Common Units by a Principal Stockholder to other holders will ~~generally~~ terminate the outsized voting rights. ~~As~~However, as described under “Certain Relationships and Related Person Transactions—Stockholders Agreement,” our Sponsor and its affiliates may assign their rights and obligations under the stockholders agreement, in whole or in part, without our prior written consent, ~~including to~~and may designate an assignee as a “Principal Stockholder” for the purposes of the voting provisions of our amended and restated certificate of incorporation, which would entitle any such transferee to outsized voting rights with respect to shares of Class A common stock or Class B common stock and Common Units transferred by our Sponsor to such transferee. If the identity of our Principal Stockholders were to change following this offering, we will disclose this change in our future reporting under the Exchange Act.

Securities and Exchange Commission	5	February 8, 2021

General

5.

We note that your Principal Stockholders table discloses the number of common units beneficially owned by the Principal Stockholders. Please clarify whether you intend to update this disclosure annually or more frequently. If the latter, please clarify how this ongoing disclosure will be provided.

The Company advises the Staff that it intends to include the number of Common Units beneficially owned by its Principal Stockholders in all future filings by the Company that require the information required by Item 403 of Regulation S-K.

6.

It appears that Accel will no longer be a Principal Stockholder. If true, please file a revised stockholders agreement to reflect this. Alternatively, if Accel will be a Principal Stockholder, please revise your disclosures accordingly.

The Company confirms that Accel will no longer be a Principal Stockholder and has filed a revised form of stockholders agreement as Exhibit 10.5 with Amendment No. 3.

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Securities and Exchange Commission	6	February 8, 2021

Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Larry Spirgel

Melissa Kindelan

Kathleen Collins

Bumble Inc.

Whitney Wolfe Herd

Anuradha B. Subramanian

Laura Franco

Davis Polk & Wardwell LLP

Byron B. Rooney

Roshni Banker Cariello